sTAR fASHION CULTURE HOLDINGS LIMITED

12F, No.611, Sishui Road

Huli District,

Xiamen

People’s Republic of China

VIA EDGAR

March 24, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Rebecca Reid

Re:	Star Fashion Culture Holdings Limited (CIK No. 0002003061)
Request for Acceleration
Registration Statement on Form F-3, as amended (File No. 333- 293183)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Star Fashion Culture Holdings Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3, as amended (the “Form F-3 Registration Statement”) be accelerated to, and that the Form F-3 Registration Statement become effective at, 5:00 p.m., Eastern Time on March 26, 2026, or as soon thereafter as practicable.

Very truly yours,

By:	/s/ Liu Xiaohua
Name:	Liu Xiaohua
Title:	Chief Executive Officer

cc:	Loeb & Loeb LLP